To Our Shareholders:

The Company had net income of $83,000 in the first quarter ended October 29, 1994, compared to income before an accounting change of $16,000 in the prior year first quarter.

Sales in the first quarter increased 5.4% to $167,366,000. Sales increased due to the current quarter containing thirteen weeks compared to the prior year's twelve weeks. This increase was partially offset by stores closed since one year ago, including the closing of the Easton, Pennsylvania store in August 1994. Same store sales were flat in the quarter due to the continued sluggishness in the economy and the effects of new competitive entries.

Gross margins as a percentage of sales decreased to 24.3% in the current quarter compared with 24.5% in the corresponding quarter one year ago. Gross margins declined due to high levels of sale item penetration and price competition in the marketplace.

Operating and administrative expenses as a percentage of sales decreased to 22.3% from 22.5% in the prior year. This was due to decreased labor and promotional costs as part of the Company's effort to make its operations more efficient.

On October 29, 1994, the Company was in compliance with all provisions of its revolving/term loan agreement as amended on October 21, 1994. At October 29, 1994, the Company did not meet a cash flow to fixed charge coverage ratio contained in two other debt agreements with a different lender. This does not constitute an event of default. However, until this ratio is met or unless a waiver is obtained, the agreements prevent the Company from borrowing additional funds (other than the Company's revolving loan), declaring dividends and executing new leases.

The Company recently completed remodels of its Stirling and Hillsborough stores. In addition, a remodel and expansion of the Chester store is currently underway.

The following table summarizes Village's results for the quarter ended October 29, 1994

                                       Respectfully,

Perry Sumas,                           James Sumas,
President                              Chairman of the Board

December 14, 1994

                                      INCOME STATEMENT DATA
                               13 Weeks Ended     12 Weeks Ended
                               October 29, 1994   October 23, 1993

Sales                           $167,366,000       $158,745,000
Income before cumulative
 effect of accounting change    $     83,000       $     16,000
Cumulative effect of
 accounting change              $        ---       $    400,000
Net Income                      $     83,000       $    416,000

Net Income per Share:
Income before cumulative
 effect of accounting change    $        .03       $        ---
Cumulative effect of
 accounting change              $        ---       $        .14
Net Income                      $        .03       $        .14

                                     BALANCE SHEET COMPARISONS

                                October 29, 1994   July 30, 1994

Current Assets                   $ 39,189,000      $ 38,141,000
Current Liabilities                42,089,000        42,241,000
Net Working Capital (Deficit)      (2,900,000)       (4,100,000)
Long Term Debt                     37,889,000        36,933,000
Stockholders' Equity               52,506,000        52,423,000
